UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Sungy Mobile Limited
(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001 per Share (“Class A Ordinary Shares”)
(Title of Class of Securities)

86737M100(1)
(CUSIP Number)

Quan Zhou IDG Capital Management (HK) Limited Unit 5505, The Centre 99 Queen’s Road Central, Hong Kong + (852) 2529-1016
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

(1)   The CUSIP number applies to American Depositary Shares (“ADSs”) representing Class A Ordinary Shares into which Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), held by the Reporting Persons are convertible at any time.

CUSIP No. 86737M100	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,729,964 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 3,010,129 Class A Ordinary Shares (2)
	9	SOLE DISPOSITIVE POWER 14,729,964 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 3,010,129 Class A Ordinary Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,740,093 Class A Ordinary Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(4)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., Mr. Chi Sing Ho and Mr. Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.
(2)	IDG-Accel China Growth Fund-A L.P. is the record owner of these securities. The Reporting Persons and IDG-Accel China Growth Fund-A L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP Associates Ltd. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund-A L.P. and thus share voting and dispositive power with respect to these securities.
(3)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment (as defined below)) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 59,478,837 Class B Ordinary Shares that are immediately convertible into Class A Ordinary Shares.  See Items 2 and 5.

(4)
The denominator used in the calculation of percentages of ownership is based on a total of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.  See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,010,129 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 14,729,964 Class A Ordinary Shares (2)
	9	SOLE DISPOSITIVE POWER 3,010,129 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 14,729,964 Class A Ordinary Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,740,093 Class A Ordinary Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(4)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., Mr. Chi Sing Ho and Mr. Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.
(2)	IDG-Accel China Growth Fund L.P. is the record owner of these securities. The Reporting Persons and IDG-Accel China Growth Fund L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP Associates Ltd. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund L.P. and thus share voting and dispositive power with respect to these securities.
(3)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 59,478,837  Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares.  See Items 2 and 5.

(4)
The denominator used in the calculation of percentages of ownership is based on a total of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.  See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Investors L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,372,235 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,372,235 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,235 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Investors Associates Ltd., Mr. Chi Sing Ho and Mr. Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.
(2)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 59,478,837  Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares.  See Items 2 and 5.

(3)
The denominator used in the calculation of percentages of ownership is based on a total of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.  See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG Technology Venture Investment III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,428,600 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,428,600 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,428,600 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG Technology Venture Investment III, LLC, Mr. Chi Sing Ho and Mr. Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.
(2)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 59,478,837  Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares.  See Items 2 and 5.

(3)
The denominator used in the calculation of percentages of ownership is based on a total of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.  See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,740,093 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,740,093 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,740,093 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. Including 14,729,964 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund Associates L.P. and 3,010,129 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P. By virtue of being the general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.
(2)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 59,478,837  Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares.  See Items 2 and 5.

(3)
The denominator used in the calculation of percentages of ownership is based on a total of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.  See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Growth Fund GP Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,740,093 Class A Ordinary Shares (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,740,093 Class A Ordinary Shares (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,740,093 Class A Ordinary Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (4)
14	TYPE OF REPORTING PERSON CO

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. Including 14,729,964 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund Associates L.P. and 3,010,129 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P. By virtue of being the general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.
(2)	By virtue of being the ultimate general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.
(3)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 59,478,837  Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares.  See Items 2 and 5.

(4)
The denominator used in the calculation of percentages of ownership is based on a total of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.  See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG-Accel China Investors Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,372,235 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,372,235 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,235 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (3)
14	TYPE OF REPORTING PERSON CO

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. The record owner of these securities is IDG-Accel China Investors L.P. By virtue of being the general partner of such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.
(2)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 59,478,837  Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares.  See Items 2 and 5.

(3)
The denominator used in the calculation of percentages of ownership is based on a total of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.  See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IDG Technology Venture Investment III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,428,600 Class A Ordinary Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,428,600 Class A Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,428,600 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (3)
14	TYPE OF REPORTING PERSON PN

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. The record owner of these securities is IDG Technology Venture Investment III, L.P. By virtue of being the general partner such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.

(2)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 59,478,837  Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares.  See Items 2 and 5.

(3)
The denominator used in the calculation of percentages of ownership is based on a total of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.  See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,540,928 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,540,928 Class A Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,540,928 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. Includes 14,729,964 Class B Ordinary Shares that are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund L.P., 3,010,129 Class B Ordinary Shares that are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P., 1,372,235 Class B Ordinary Shares of which the record owner is IDG-Accel China Investors L.P. and 21,428,600 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG Technology Venture Investment III, L.P.  The ultimate general partner of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is IDG-Accel China Growth Fund GP Associates Ltd., of which the Reporting Person and Mr. Chi Sing Ho are directors.  The general partner of IDG-Accel China Investors L.P. is IDG-Accel China Investors Associates Ltd., of which the Reporting Person and Mr. Chi Sing Ho are directors. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC, of which the Reporting Person and Mr. Chi Sing Ho are managing members. By virtue of acting together with Mr. Chi Sing Ho to direct the management and operations of IDG-Accel China Growth Fund GP Associates Ltd., IDG-Accel China Investors Associates Ltd. and IDG Technology Venture Investment III, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.

(2)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 59,478,837  Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares.  See Items 2 and 5.

(3)
The denominator used in the calculation of percentages of ownership is based on a total of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.  See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,540,928 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,540,928 Class A Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,540,928 Class A Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5. Including 14,729,964 Class B Ordinary Shares that are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund L.P., 3,010,129 Class B Ordinary Shares that are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P., 1,372,235 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG-Accel China Investors L.P. and 21,428,600 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares of which the record owner is IDG Technology Venture Investment III, L.P. The ultimate general partner of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is IDG-Accel China Growth Fund GP Associates Ltd., of which the Reporting Person and Mr. Quan Zhou are directors.  The general partner of IDG-Accel China Investors L.P. is IDG-Accel China Investors Associates Ltd., of which the Reporting Person and Mr. Quan Zhou are directors. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC, of which the Reporting Person and Mr. Quan Zhou are managing members. By virtue of acting together with Mr. Quan Zhou to direct the management and operations of IDG-Accel China Growth Fund GP Associates Ltd., IDG-Accel China Investors Associates Ltd. and IDG Technology Venture Investment III, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.

(2)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment) who have disclosed that they collectively beneficially own 10,862,382 Class A Ordinary Shares and 59,478, 837 Class B Ordinary Shares which are immediately convertible into Class A Ordinary Shares.  See Items 2 and 5.

(3)
The denominator used in the calculation of percentages of ownership is based on a total of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as recorded in the Issuer’s books and records and (ii) the number of Class A Ordinary Shares which the Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.  See Item 5.

CUSIP No. 86737M100	SCHEDULE 13D	Page 12 of 19

This Amendment No. 1 to Schedule 13D (the “Amendment”) is filed with respect to Sungy Mobile Limited (the “Issuer”) jointly by (1) IDG-Accel China Growth Fund L.P., (2) IDG-Accel China Growth Fund-A L.P., (3) IDG-Accel China Growth Fund Associates L.P., (4) IDG-Accel China Growth Fund GP Associates Ltd., (5) IDG-Accel China Investors L.P., (6) IDG-Accel China Investors Associates Ltd., (7) IDG Technology Venture Investment III, L.P., (8) IDG Technology Venture Investment III, LLC (collectively, the “IDG Reporting Persons”), (9) Mr. Quan Zhou and (10) Mr. Chi Sing Ho (collectively, with the IDG Reporting Persons, the “Reporting Persons”) pursuant to their agreement of joint filing, filed with the Schedule 13D (as defined below) as Exhibit 99.1 and incorporated herein by reference.

This Amendment amends and supplements the statement on Schedule 13D filed on May 27, 2015 (the “Schedule 13D”) by the Reporting Persons with the Commission.  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented by adding the following:

In addition, by reason of the Proposal Letter, the Consortium Agreement and the CBC Joinder Agreement (as defined below), as described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act with CBC Mobile Venture Limited (“CBC”) and certain entities affiliated with CBC.

Each Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares held by any other Reporting Person(s) or the Founders or CBC, and hereby expressly disclaims membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with any other Reporting Person(s) or the Founders or CBC, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Ordinary Shares held by any other Reporting Person(s) or the Founders or CBC.

Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

CBC Joinder Agreement

On June 8, 2015, CBC executed a joinder agreement pursuant to which it became party to the Consortium Agreement and a Consortium Member (the “CBC Joinder Agreement”).  References to “Consortium” or “Consortium Members” on and after June 8, 2015, shall be deemed to include CBC.

CUSIP No. 86737M100	SCHEDULE 13D	Page 13 of 19

Merger Agreement

On June 8, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Sunflower Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Parent”), and Sunflower Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of the Parent (the “Merger Sub”).  As more fully described below, the Founders, CBC, IDG Fund LP, IDG Fund-A LP, IDG Investment LP and IDG Investor LP (the “Rollover Shareholders”), will upon completion of the Merger, be the shareholders of the Parent and the indirect shareholders of the Issuer.

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger, the outstanding Ordinary Shares and ADSs will cease to be outstanding and will be cancelled, and each Ordinary Share (excluding the Rollover Shares (as defined below), Ordinary Shares or ADSs held in the Issuer’s treasury or held by the Parent or by any of their respective subsidiaries, and any Ordinary Shares or ADSs held by a shareholder of the Issuer who is entitled to and properly exercises appraisal rights under the applicable law of the Cayman Islands) will be converted into the right to receive cash consideration, without interest, equal to $0.81667 per Ordinary Share (or $4.90 per ADS).  Shareholders of the Issuer who exercise their appraisal rights will have their Ordinary Shares cancelled in exchange for the right to receive the payment of fair value in accordance with the Companies Law of the Cayman Islands.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to the Contribution Agreement and the Debt Commitment Letter (each as described below).

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and hold an extraordinary shareholders’ meeting of the Issuer for purposes of voting and approving the Merger Agreement and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties.  The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger.  The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to the approval of the Merger Agreement by the shareholders of the Issuer.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the

CUSIP No. 86737M100	SCHEDULE 13D	Page 14 of 19

Merger Agreement by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at an extraordinary shareholders’ meeting of the Issuer convened for purposes of voting on and approving the Merger Agreement. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.
If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately-held company, and its ADSs would be deregistered under the Exchange Act and would be delisted from the NASDAQ Global Market.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger will in each case be the directors and officers of the surviving corporation, unless otherwise determined by Parent prior to the effective time, until their respective successors are duly elected and qualified or their death, resignation or removal in accordance with the memorandum and articles of association of the Issuer (as the surviving company).

Contribution Agreement

In connection with the transactions contemplated by the Merger Agreement, on June 8, 2015, the Rollover Shareholders and Parent entered into an equity contribution and voting agreement (the “Contribution Agreement”), pursuant to which, at the closing of the Merger, the Ordinary Shares (including the Ordinary Shares represented by ADSs) owned by the Rollover Shareholders as set forth in the Contribution Agreement (the “Rollover Shares”) will be cancelled pursuant to the Merger Agreement. Immediately prior to the closing of the Merger, each Rollover Shareholder will subscribe, and Parent will issue to such Rollover Shareholder, for consideration of $0.0001 per share in cash, the number of ordinary shares of Parent determined as set forth in the Contribution Agreement.

Each Rollover Shareholder has further agreed, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote (i) in favor of the approval of the Merger Agreement and other actions contemplated by the Merger Agreement and the transactions contemplated thereby and any related action reasonably required in furtherance thereof, (ii) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against the approval of any alternative acquisition proposal or the approval of any other action contemplated by an alternative acquisition proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay or postpone, discourage or adversely affect the transaction contemplated by the Merger Agreement, (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Issuer contained in the Merger Agreement, or of any Rollover Shareholder contained in the Contribution Agreement,  (vi)  in favor of any adjournment of any shareholders meeting as may be requested by Parent and (vii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement.  In addition, each Rollover Shareholder has agreed that, when a shareholders

CUSIP No. 86737M100	SCHEDULE 13D	Page 15 of 19

meeting of the Issuer is held, to appear at such meeting or otherwise cause its Rollover Shares to be counted as present for purpose of calculating a quorum and ensure any vote at such meeting will be a poll vote. Subject to applicable laws, each Rollover Shareholder has irrevocably appointed Parent as its proxy and attorney-in-fact in connection with the voting of the Rollover Shares beneficially owned by such Rollover Shareholder.

In addition, from the date of the Contribution Agreement until its termination, the Rollover Shareholders will not, directly or indirectly, (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Rollover Shares (“Transfer”) or permit the Transfer by any of its affiliates of an interest in any Rollover Shares, (ii) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Rollover Shares, or any right, title or interest thereto or therein, (iii) deposit any Rollover Shares into a voting trust or grant any proxy or enter into a voting agreement, power of attorney or voting trust with respect to any Rollover Shares, (iv) take any action that could reasonably be expected to have the effect of preventing, disabling or delaying such Rollover Shareholder from performing its obligations under the Contribution Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Contribution Agreement will terminate immediately upon termination of the Merger Agreement.

Limited Guarantee

In connection with the transactions contemplated by the Merger Agreement, on June 8, 2015, Freedom First Holdings Limited, which the Reporting Persons understand is an affiliate of the Founders (the “Guarantor”), entered into a limited guarantee (the “Limited Guarantee”), with the Issuer, pursuant to which the Guarantor irrevocably and unconditionally guaranteed, subject to certain conditions, Parent’s termination fee and certain reimbursement and indemnification obligations of Parent, each under the Merger Agreement. In addition, the Guarantor’s payment obligation under the Limited Guarantee will not exceed $3,250,000. The Limited Guarantee will terminate until the earliest of (i) all of the guaranteed obligations contemplated under the Limited Guarantee have been fully performed, (ii) the consummation of the Merger, (iii) the termination of the Merger Agreement in accordance with its terms in any circumstances other than pursuant to which Parent would be required pursuant to the terms and subject to the conditions of the Merger Agreement to make any payment of an obligation covered by the Limited Guarantee and (iv) the date falling ninety (90) days from the date of the termination of the Merger Agreement in any circumstances pursuant to which Parent would be required to make a payment of an obligation covered by the Limited Guarantee if the Issuer has not presented a bona fide written claim for payment of any guaranteed obligation contemplated under the Limited Guarantee to the Guarantor by such date.

CUSIP No. 86737M100	SCHEDULE 13D	Page 16 of 19

Debt Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, on June 5, 2015, China Merchants Bank Co., Ltd, New York Branch (“CMB”), issued a debt commitment letter (the “Debt Commitment Letter”), which was acknowledged by Parent and the Merger Sub, and pursuant to which, CMB agreed, subject to certain terms and conditions, to arrange and underwrite up to $98 million in the aggregate of debt financing to Parent to consummate the Merger.

The descriptions of the CBC Joinder Agreement, the Merger Agreement, the Contribution Agreement, the Limited Guarantee and the Debt Commitment Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of these agreements, which have been filed as Exhibits 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, and are incorporated herein by reference.

The last paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D.  In addition, each of the Reporting Persons reserves the right to change its plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter, the Consortium Agreement or the Merger Agreement.  Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws. No assurance can be given that any definitive agreement or any transaction relating to the Proposed Acquisition will be entered into or be consummated.

Item   5.          Interest in Securities of the Issuer

Second paragraph of Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)—(b) The Issuer informed the Reporting persons that as of June 8, 2015,  a total of 187,675,080 of its Ordinary Shares were outstanding, comprised of 109,386,066 Class B Ordinary Shares and 78,289,014 Class A Ordinary Shares (excluding 629,502 shares issued to the depositary of the ADSs in anticipation of future exercise of options).

CUSIP No. 86737M100	SCHEDULE 13D	Page 17 of 19

Item 5 of Schedule 13D is hereby supplemented by adding the following:

The calculation of percentages of ownership in this Amendment is based on a quotient obtained by dividing (a) the aggregate number of Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares) beneficially owned by each Reporting Person by (b) the sum of (i) 78,289,014 Class A Ordinary Shares outstanding as of June 8, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and (ii) the number of Class A Ordinary Shares which such Reporting Person has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by the Reporting Person or upon the exercise of options or other rights within 60 days after the date hereof.

To the extent that the Reporting Persons are deemed to have formed a group with CBC, the beneficial ownership of the Class A Ordinary Shares by the group would include the beneficial ownership of Class A Ordinary Shares by CBC.  As reported by CBC in their Schedule 13G filed with the Commission on April 23, 2014, CBC beneficially owns 20,583,161 Class B Ordinary Shares (which are immediately convertible into Class A Ordinary Shares), which represent 20.8% of the Issuer’s outstanding Class A Ordinary Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of Schedule 13D is hereby supplemented by adding the following:

The information regarding the CBC Joinder Agreement, the Merger Agreement, the Contribution Agreement, the Limited Guarantee and the Debt Commitment Letter under Item 4 is incorporated herein by reference in its entirety.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following:

Exhibit 99.3: the CBC Joinder Agreement, dated as of June 8, 2015.

Exhibit 99.4: the Merger Agreement, dated as of June 8, 2015.

Exhibit 99.5: the Contribution Agreement, dated as of June 8, 2015.

Exhibit 99.6: the Limited Guarantee, dated as of June 8, 2015.

Exhibit 99.7: the Debt Commitment Letter, dated as of June 5, 2015.

CUSIP No. 86737M100	SCHEDULE 13D	Page 18 of 19

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2015

IDG-ACCEL CHINA GROWTH FUND L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND-A L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS L.P. By: IDG-Accel China Investor Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

CUSIP No. 86737M100	SCHEDULE 13D	Page 19 of 19

IDG-ACCEL CHINA GROWTH FUND GP ASSOCIATES LTD.
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS ASSOCIATES LTD.
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III L.P. By: IDG Technology Venture Investment III LLC, its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III LLC
By:	/s/ Quan ZHOU
Name: Quan ZHOU Title: Authorized Signatory

QUAN ZHOU
By:	/s/ Quan ZHOU
Name: Quan ZHOU

CHI SING HO
By:	/s/ Chi Sing Ho
Name: Chi Sing Ho